March 23, 2010

Karl Hiller, Branch Chief
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549 – 4628

Mr. Karl Hiller:

Re:	Hard Creek Nickel Corporation
Form 20-F for the fiscal year end December 31, 2008
Filed June 23, 2009
Response Letter Dated February 2, 2010
File No. 0-52326

As per our phone calls on Monday, March 15, 2010 and Thursday March 18, 2010, we have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

General

1. We have filed this letter of correspondence dated March 23, 2010 on EDGAR.

2. We have inserted an explanatory paragraph at the forepart of our amended Form 20-F explaining the reasons for our filing the amendment and informing readers to the specific locations of further details.

3. We have updated the officer certifications to comply with Rule 12b-15 of Regulation 12B . 4. For Item 3-A "Selected Financial Data" we have included another table of selected Financial Data as per CDN GAAP.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

5. We have revised Item 3-B "Capitalization and Indebtedness" as per CDN GAAP.

Risk Associated with Mining, page 10

6. We have revised and updated the risk factors to better reflect the current status of our exploration activities which have changed significantly since our first Form 20-F filing in 2007.

Operating and Financial Review and Prospects, page 30

7. We have revised the Form 20-F to comply with Instruction 2 to Item 5-A "Operating Results" based on CDN GAAP which is used in presenting our primary financial statements.

Financial Statements

Statement of Cash Flows

8. We have revised our Financial Statements for the year ended 2007 to show a reclassification of $1,238,700 in BC refundable mining tax credits from Operating Activities; Mining tax credits to Operating Activities; Accounts payable and accrued liabilities to be consistent with the current year's presentation, refer to Note 12. A detailed reconciliation is presented below:

OPERATING ACTIVITIES 2007:

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	$(201,400)

Accounts payable and accrued liabilities at year end 2007	$740,832
Exploration vendors at end of year end 2007 not paid	(653,690)
Accounts payable and accrued liabilities at year end 2006	(288,542)

Accounts payable and accrued liabilities	$(201,400)

INVESTING ACTIVITIES 2007:

Exploration and development costs	$(7,763,726)

From Consolidated Schedule of Deferred Exploration and Costs 2007:

Expenditures year end 2007	$(7,110,558)
Exploration vendors at end of year end 2007 not paid	653,690
BC refundable mining tax credits not yet received	(1,238,700)
Write down property	(68,158)

Exploration and development costs	$(7,763,726)

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Note 11 - Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices

9. Since the implementation of FAS 141, which became effective July 1, 2001, the Company has no material acquisition costs.

As part of this response letter, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at 604.816 -8512 or 604.681.2300.

Yours truly,

/s/

Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com